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Kredivo Transcript – CNN Indonesia Channel, Insight with Desi Anwar

KREDIVO CORP ACTION MEDIA INTERVIEW

Date and Time: Sunday, August 29th, 2021 (18.00-19-00 WIB / UTC+07.00)

Method: Virtual Interview (Tapping) on CNN Indonesia Channel, Insight with Desi Anwar

Video Recording: Links

Language: English & Indonesian (for opening & closing)

Spokesperson

Akshay Garg – CEO & Co-Founder FinAccel (G)

Arsjad Rasjid – Chairman KADIN Indonesia (A)

Host

Desi Anwar – CNN Indonesia (D)

Voice Over—CNN Indonesia (VO)

Transcript

Segment 1

(Opening Segment)

D: (In Indonesian)

Pandemi COVID-19 yang melanda dunia pada awal 2020 tentu sangat memukul perekonomian. Namun tak semua lini bisnis redup dihajar pandemi COVID-19 ini. Fintech lending atau P2P lending atau pinjaman online ternyata menjadi salah satu yang berkembang pesat di tengah pandemi ini. Bagaimana fintech, khususnya di Indonesia, tumbuh pesat di saat pandemi? Insight akan membahasnya bersama saya, Desi Anwar.

The COVID-19 pandemic that hit the world in early 2020 certainly hit the economy very hard. However, not all business lines are affected by the COVID-19 pandemic. Fintech lending or P2P lending or online lending turned out to be one of the fastest-growing in the midst of this pandemic. How is fintech, especially in Indonesia, growing rapidly amid the pandemic? INSIGHT will discuss it with me, Desi Anwar.

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(VO) Indonesia merupakan salah satu negara dengan perkembangan ekonomi digital terbesar di Asia Tenggara, dengan e-commerce menjadi industri utama yang mendorong pertumbuhannya. Dibalik angka pertumbuhan yang sangat tinggi, perilaku konsumen menjadi elemen penting untuk memahami tren bisnis maupun peluang bagi para merchant bahkan platform e-commerce itu sendiri untuk terus beradaptasi di tengah pandemi.

Indonesia is one of the countries with the largest digital economy development in Southeast Asia, with e-commerce being the main industry driving its growth. Behind the very high growth rate, consumer behavior is an important element to understand the business trends and opportunities for merchants and even the e-commerce platform itself to continue to adapt in the midst of a pandemic.

Menghadapi COVID-19 yang tak kunjung usai membuat hampir seluruh masyarakat Indonesia kebingungan, terutama dalam mengatur finansial. Tak sedikit dari mereka yang akhirnya mengajukan pinjaman online untuk dana darurat saat pandemi terjadi.

Facing the never-ending COVID-19 has made the majority of Indonesia’s citizens confused, especially in managing finances. Most of them finally applied for an online lending for emergency funds during the pandemic.

Kredivo mampu menyalurkan pembiayaan kredit instan kepada pengguna untuk pembelian di e-commerce dan offline serta dana pinjaman tunai berdasarkan real time decisioning yang didukung oleh teknologi buatan sendiri. Dengan hampir 4 juta pengguna saat ini, dan kerjasama dengan 8 dari 10 platform e-commerce terdepan di Indonesia, Kredivo merupakan platform BNPL yang terbesar dan tercepat pertumbuhannya di Indonesia dengan rencana ekspansi ke pasar regional seperti Vietnam dan Thailand.

Kredivo is able to channel instant credit financing to users for any purchases in e-commerce and offline as well as cash loan funds based on real time decisioning supported by their own self-developed technology. With nearly 4 million current users, and partnerships with 8 of the 10 leading e-commerce platforms in Indonesia, Kredivo is the largest and fastest growing BNPL platform in Indonesia with plans to expand into regional markets such as Vietnam and Thailand.

Kredivo juga melayani kelas menengah di Indonesia yang terus bertumbuh cepat dengan bunga yang termasuk paling rendah di Indonesia serta proses pengajuan dan persetujuan kredit hanya dalam satu menit. Tak hanya itu, Kredivo memiliki track record sebagai solusi unggulan bagi merchant baik online maupun offline. Di Indonesia, dengan penetrasi pengguna kartu kredit dari segmen kelas menengah kurang dari 10%, melalui kemitraan dengan Kredivo, merchant mampu meningkatkan nilai belanja konsumennya.

Kredivo is also serving the fast-growing middle class in Indonesia with one of the lowest interest rates in Indonesia and the credit application and approval process in just one minute. Furthermore, Kredivo has a track record as a superior solution for merchants both online and offline. In Indonesia, with the penetration of credit card users from the middle class segment of less than 10%, through a partnership with Kredivo, merchants are able to increase the value of their consumer spending.

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(Interview segment)

D: OJK menyebut banyak masyarakat yang menarik dana pinjaman dari P2P lending atau pinjaman berbasis online, khususnya dalam masa pandemi saat ini. Dan banyak dari layanan e-commerce yang diberikan oleh berbagai macam perusahaan fintech. Sudah bersama saya melalui zoom CEO dan co-founder Finaccel. Akshay Garg. Hello Good to have you with us.

The Financial Services Authority (OJK) said that many people have withdrawn loan funds from P2P lending or online lending, especially during this pandemic, and many of the e-commerce services are provided by fintech companies. Joining me through Zoom CEO and Co-founder of Finaccel. Akshay Garg. Hello, good to have you with us.

G: Thank you very much for having me. It’s a pleasure to be here.

D: Now Akshay, you are based in Singapore at the moment. And FinAccel is a financial technology company based in Southeast Asia, and I know that one of the products that you have operating in Indonesia is Kredivo, which is an online credit application. It’s peer to peer lending, but actually, we’ve had over one and a half years of lockdown, you know, shops closed, the malls are closed and people have to work from home and do everything from home. When it comes to consumer behavior, on the whole, what is the major shift that you’ve seen throughout this pandemic? especially when it comes to us relying on everything digital when it comes to dealing with our buying and shopping and so on. Tell us a little bit more.

G: Sure. I mean, first of all, Desi, there’s no question that look me in the pandemic has really, it’s been one of the most unfortunate events not just this decade, it probably will be of the century, impacted 10s of millions of people, right, with with sickness, death, losses of livelihood and so on. At the same time, one of the effects of the pandemic has really been that, because of the lockdowns right, it’s really accelerated this wave of digitalization globally. And we see that across the board and e-commerce behavior as well. Right. So as people have actually been staying in, either working from home, or going away, right, leaving their homes in the cities and so on. Right, I think, generally speaking, e-commerce growth has just exploded.

I think, recently, when the Google Temasek report, which is the go-to report for Southeast Asia for digitization, e e-commerce, when it came out, I think that Indonesia e-commerce grew 50% plus last year, in fact, we believe that that number is understated. In fact, the growth rate was significantly higher, at 70 to 80%. And we see that in our own data. Kredivo is now one of the fastest growing and one of the top five payment methods across the e-commerce space for some of the largest e-commerce merchants. So when we look at our own data for 2020, early 2021, compared to pre-pandemic 2019, I mean, we see a number of trends that indicate this major consumer shift. First and foremost, right, as you would expect, as people are working from home, the number of purchases for digital goods, right, top ups, etc,bill payments, has exploded. I mean, we’ve actually seen that growth being about 100% plus compared to the previous year. We’ve seen a 40 to 50% growth in terms of segments that relate to electronics, as well as home Improvement products, whether it’s furniture or white goods. Correspondingly, we’ve seen nearly 40 to 50% drop in the value of purchases that are happening using Kredivo when it comes to fashion products, etc. And that makes sense. But people aren’t going out, they’re not going to offices. So there has been a big drop in some of those purchases. At the same time. When we look at demographic behavior in our own database, we’ve actually seen now across our user base, that the share of purchases that was previously attributed to the older segment of the population, which is let’s say 35 plus, right, 35 to the age of 50 or so, in our own database that used to only contribute about 13 to 14% of all purchase value,we’ve seen that number go up to about 25% or so. Okay, right, which is basically saying that a number of users who were previously not using e-commerce as their primary purchase mechanism have now actually migrated to e-commerce, you know, so that’s a pretty dramatic shift that we actually see in our own database. And it’s indicating a secular shift in consumer behavior.

Finally, just around that up, I mean, we all occupy a very unique segment, as a buy now pay later platform, we’re not really appear to be a peer to peer player at all, we actually operate under a consumer finance license with a product, which is very similar to a credit card in some ways. So we’ve actually found through our own surveys that we’ve commissioned directly with our users, or through third parties, that as there has been an impact on people’s livelihood, right, people have felt economic stress, right? the number of users who started using pay later as a payment platform has exploded. Now whether it’s Kredivo, or some of our competitors, what we’ve actually found is that Paylater has gone from being almost nothing to now, right? When you survey a large sort of base of e-commerce buyers, 25% plus of those users now say that they’ve actually used a paylater product at least once, and they’re doing it for a combination of reasons, whether it’s convenience, or the fact that we or others are providing credit, when... when, you know, people have been facing some economic stress. So there’s multiple angles, right? Multiple data points that we’re actually seen which indicate that this is a pretty big shift in consumer behavior.

D: Yeah, absolutely. If I can just parse some of your answers. Akshay, in terms of numbers you mentioned, you know, it’s actually, it’s an exponential increase, especially compared to before the pandemic. Obviously, our dependence on all things digital during this pandemic is absolutely enormous. But when it comes to the actual amount, you know, whether it’s over 50 percent or 80%, and so on, what kind of numbers are we talking about? And also, how does Indonesia compare, for example, to other countries? You know, in Southeast Asia, particularly, maybe not Singapore, but countries like Vietnam and Thailand? Is there any difference or a significant difference in the way consumers behave when it comes to dealing with digital transactions?

G: I think there’s a ton of similarities between Indonesia and the rest of Southeast Asia, right? A number of countries have been impacted similarly, maybe not at the same time. But Thailand, Vietnam, also suffered pretty serious lockdowns, Malaysia as well, in the recent past, right? In general, look, there’s no question, I think the pandemic has forced a very large number of people to move their primary purchase behavior online. Now, when you mentioned right? a little bit more in terms of numbers, I mean, Indonesia, our estimate is that e commerce growth in the country grew by or the ecommerce growth rate was at least 60 to 70%, significantly higher than 50%. That’s been previously estimated, right? And what that really results in is a total e-commerce transaction value of about 30 to $35 billion in Indonesia alone. Indonesia is much bigger, Desi, compared to some of the other markets in the region, it is the single largest economy in the region, ex Singapore, of course, right? single largest e-commerce market, by far the region, and also the fastest growing one. So in terms of scale, anything in Indonesia would be significantly larger than anything we see in the region. But in terms of trends, I think the trends are very similar across the board.

D: Yeah. And in terms of the digital transaction itself. In Indonesia, you mentioned that, you know, in terms of age group, of course, those who are more savvy when it comes to using gadgets, as normally to the younger generation, can you tell us a little bit more about the demographics of those actually migrating or starting to depend more on using online lending for their credit purposes, as opposed to, you know, going to the bank or borrowing money with a credit?

G: Yeah, for sure, for sure. I’m happy to look, I mean, I think, you know, I probably can’t comment on everyone else in the market. But we’re certainly happy to comment on who we target and what the demographics are, though, of those that we actually provide credit to, you know, as a starting point, your question though, I might just basically start by spending maybe a quick minute on... on why there’s such a big gap when it comes to credit access in Indonesia. Indonesian banks don’t do much unsecured lending, the total number of credit card holders in the country is only in the region of 7 to 8 million. Right now, it might surprise you, it surprises everyone, when they actually find out that the total number of credit card holders was about the same even in the year 2007-2008 before the global financial crisis. After that the number went down, but it’s taken about 13 years to get back up to the same number. In that same period, Indonesia’s economy has doubled in size, the middle class has more than doubled in size. There’s 80 to 100 million individuals estimated to be in the middle or affluent classes in Indonesia. Yet at the same time, there’s only 7 or 8 million credit card holders and that number is really not growing. So if you are a 25 to 30 year old, who is in your first or second job is going to an office in Jakarta, Bandung, Surabaya wherever else, is earning a salary that’s coming into a bank account with a tax deduction, you have a tax id, you are filing your taxes, 9 times out of 10, Desi, when you actually apply for a credit card, you will be rejected. Because you don’t exist in the credit bureau. Because you haven’t taken a car loan yet. You haven’t taken a home loan yet. But these are really creditworthy individuals. In most of the countries, they would be getting credit cards, not with crazy high credit limits, but with entry level credit limits. So our target segment is really the urban, office-going millennials, right? We’re… we tend to focus a lot more on what we call the underbanked population. So these are people with bank accounts, they’re just not getting access to credit simply because of the infrastructural bottlenecks in the country. So that ends up being a target segment and that dovetails very well with the e-commerce base, the country, the early adopters, and the mass market for ecommerce has really been the 20 and 30 year olds, people in their 40s and above have generally been late to adopt e-commerce as their primary transaction method. So when we look at our data, and we see who are the primary Kredivo users, they end up primarily being urban, office-going Gen Y and Gen Z which is to say the age group of 30s, late 20s, mid to late 20s and 30s.

D: Okay, Akshay holds that thought, we will continue but we’ll take a little break for the moment. So stay with us. We will go back.

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Segment 2

D: Yeah, back with me, Desi Anwar with Insight with Desi Anwar. We’re discussing the growth of online lending, specifically in the midst of pandemic. Through Zoom, I am already connected with Akshay Garg—CEO and Co-Founder of FinAccel. FinAccel is a fintech company that is fast-growing. Akshay, you talked a little bit earlier about your target audience. And obviously, because this is everything is digital application based and it caters more to the urban and the young people, and also those perhaps, who want more sort of instant credit, you know, without too much of the bureaucracy and the paperwork. But for our audience who don’t really understand the terminology of fintech itself, things like you know, peer to peer lending, and pay later and so on. So what would you say, would be the main difference between borrowing through one of these peer to peer lending platforms, compared to, for example, opening a bank account or going to the bank? And how does it actually differ when it comes to actually using it? Whether it’s the features or the services? What are the main differences? Really, basically, from the consumer’s point of view?

G: Yeah, first of all, Desi, the space has exploded in Indonesia in the last few years, primarily on the back of very poor credit access. As I mentioned earlier in this conversation, there’s a very wide diversity of players in the market. Like you mentioned, peer to peer players, there’s quite a few of the market. Part of our business also operates under that license.

Our primary business though, which is Kredivo, really operates under a consumer finance license, where we built a product, which is closer to a credit card than it is to a peer to peer loan product. Now, first of all, you’re absolutely right? I think P2P peer to peer is quite a buzzword. When it comes to Indonesian fintech the last few years, peer to peer is a very nascent business model, right? Generally, you can sign up to a peer to peer platform, lend, and then a borrower can borrow from that platform. Now, in the vast majority of cases, not all obviously, but in the vast majority of cases, peer to peer lenders primarily focus on payday lending, and short term loans, right? where the borrower will borrow for 15 to 30 days, maybe longer payback with relatively high interest. We on the other side with Kredivo tend to cater to a very different audience and have a very different use case. So the way I would describe it is that credit cards are on one extreme, peer to peer just in terms of its offering in the market today would be at the other extreme, buy now pay later providers—BNPL, which is another hot trend, where we actually said probably sit somewhere in the middle, right? which is to say that we are sitting closer to the traditional banks or consumer finance companies in terms of the product that we actually offer.

And what we’re really doing is enabling customers, in our case, specifically to apply for a credit line, just like a credit card, right? you don’t get approved by credit card loan by loan, you get approved by credit card for a credit line you can keep on transacting, as long as you’re in good standing. We give customers both payment and term flexibility that they can be back full in 30 days and 0% interest just like a credit card or then a 2.6% flat interest rate or installments, right? a little bit higher than a credit card but... but you know significantly lower than a number of other players in the market. So the BNPL product is primarily really designed to facilitate e-commerce purchases when... when a very very small number of users as a percentage of credit cards in the market. And even those who do hesitate to use that simply because most e-commerce purchases now are actually happening over a mobile phone. And you and I both know it’s not very easy to actually type out, right, all the various numbers associated with a credit card online.

So the buy now pay later players are... are specifically filling that gap. And I mean, we’re the clear leader in that space, we started about five years ago and since then we’ve grown to dominate that space with about 50%, if not more of overall market share, driving 3 to 4% of the GMV of the top e-commerce merchants, we’re allied with four out of the top five, eight out of the top 10 e-commerce merchants, and approved base, which is just about 4 million or so now, which would be about 50% or so of the credit card user base in the country. So... So clearly, I think, you know, with those metrics, you can see that there’s a very, very high adoption amongst the Gen Y and Gen Z, right? The young urban, office-going population, which doesn’t get access to a credit card, but then really uses a product like Kredivo, to simplify their e-commerce purchases, whether it’s over a 30 day term, or a 3, 6 or 12 month installment.

D: OK, Akshay, you know, when you borrow money, obviously from a bank, the key word is, you know, you know your customer. And, you know, how in terms of, you know, who can apply for these, who can register and the kind of, you know, paperwork or documentation that you have to be able to be, you know, give basically, before you are eligible for the credit, I mean, how does it actually work? And also, is there kind of like a cap or a ceiling of how much you can borrow, and more does entail? What are the conditions for you in order to be able to be given that loan?

G: Sure, sure. Great point. First of all, that’s, you’re absolutely right. When you actually work with a bank, if you’re taking any kind of a loan, any kind, whether it’s a credit card, or a home loan, or car loan, the key word for a bank is KYC. Know your customer, right, now, we take that very seriously, as well, while we’re not offering home loans or car loans, right? At the end of the day, anytime a customer wants to borrow from you, you need to know the customer pretty well.

The difference between us and the traditional banks today is that while the banks are still primarily relying on typically offline processes that were instituted about 20-30 years ago, to know their customer through a set of documents and so on, we rely primarily on digital processes, right? So when a customer is actually applying, wherever we’re querying the customer in the credit bureau, right, fully online, the customer himself or herself is giving us access to some data.

We also do data partnerships with a number of data providers in the country, such as telcos or e-commerce merchants, with all of whom, right, we have data partnerships that are fully compliant with the law, right? So none of this is personally identifiable data. But it’s anonymized data that goes into custom credit scores that are then provided to us through a variety of means whether it’s by cross referencing the national KTP database, or the credit bureau, or by querying telcos. And you know, doing a bunch of other things that we actually do, video KYC, for example, right? All of these things really go towards helping us solve that KYC problem. So it’s a very complex problem. And it’s a very deep question, right? But what companies like us have really started doing is just in summary, I think, essentially digitizing that process and making it significantly more rich in terms of data than the traditional Banks.

And that’s why Desi, we’re now at a point where, again, I can’t speak for others. But I think a big reason for our success is that whether it’s our KYC, or our risk management, our metrics are now consistently in line with... with the credit card portfolio metrics of top five banks in the country. In fact, we work with some of the largest banks in the country that provide us the funding that we actually disburse to... to merchants when customers borrow from us. And the only reason that they’re doing that right, in some of these are public relationships, you can ask them, in the past, Permata Bank for example. And then there’s a few others as well, that we work with very closely. The only reason they do that is that… that quality of risk metrics that they see in our portfolios are no different from their own portfolios. So the core point here is the look.. technology-led KYC, technology-led credit scoring works at scale, and we’re showing that.

D: OK, Akshay before we go to break, just a quick question on exactly that point in a non-performing loan is something that you know, the bank for the bank, it’s a nightmare. Since Kredivo was founded in 2016 until now, tell us a little bit about, you know, default and NPL and so on.

G: Sure, sure. Yeah, look, I mean, since we were founded in early 2016. I mean, we’ve disbursed, north of 2 billion US dollars. In fact, the numbers are closer to about two and a half. So that would be one that would actually be nearly 40 trillion rupiah or so, right? if... if my... if my math is correct, right? today, and it’s accelerating.

Now over time, obviously non performing loan metrics and so on have been improved, right? It takes a while to build a high quality credit risk engine, right? So, today just to give you a sense of our portfolio metrics, look, we see repayment on time repayment rates of nearly 90%, 9 zero, in line with any top banks credit card portfolio, yeah, I mean on time repayment rates of 90% are our loss rates, which is whatever we write off of any cohort is in the region of, you know, 3-3.5 percent, 3 to 4% or so, in that zone. Our NPL ratio which is a generally spoken about ratio in the market, mean it would be about two and a half percent or so. These are numbers that are competitive with any major banks’ unsecured lending portfolio.

D: OK, Akshay, we’re going to take a little break, but we will get back to you so don’t go anywhere. (In Indonesian) Stay with us, we’ll be back after this.

Segment 3

BAHASA SESSION

D: Pesatnya kemajuan teknologi dalam era industri 4.0 dengan big data, Artificial Intelligence dan Internet of Things membuat cara kita bertransaksi menjadi sangat cepat dan efisien. Bukan saja di masa depan tapi mulai dari sekarang dan dampak dari pandemi dari COVID-19 yaitu adanya perubahan ekosistem dan perubahan perilaku di masyarakat. Khususnya ketika melakukan transaksi. Ya, transaksi sekarang sudah mulai serba digital. Lewat zoom saya ditemani oleh Ketua Umum KADIN Indonesia 2021-2026. Pak Arsjad Rasjid. Hallo Pak Arsjad, apa kabar, sehat? Lagi work from home?

The rapid advancement of technology in the industry 4.0 era including big data, AI and IoT, makes our transactions faster and more efficient. Even now, as the impact of the COVID-19 pandemic, we have seen changes in ecosystems and customer behaviours in transacting. Yes, people are shifting more and more to digital transactions. Through Zoom, I am now joined by the General Chairperson of the Indonesian Chamber of Commerce and Industry (KADIN) 2021-2026. Mr. Arsjad Rasjid. Hello Mr. Arsjad, hope you are doing well. Are you working from home?

A: Yeah, i’m on KADIN office actually

D: Tapi sekarang sebenarnya bisa bekerja dimana saja kapan saja yang penting ada sambungan wi-fi. Pak Arsjad, kita lihat dalam satu setengah tahun adanya pandemi COVID ini, ada beberapa industri yang memang terpaksa gulung tikar atau mengurang pendapatannya tapi ada juga yang meningkat begitu pesat. Tadi kita sudah mendengarkan dari CEO dari FinAccel bahwa khususnya fintech itu meningkat begitu drastis. Nah Pak Arsjad, Bagaimana menurut Anda, mengenai pinjaman online yang semakin marak? Apa yang harus kita amati dan juga kira-kira tantangan terbesarnya dengan adanya industri fintech ini, silakan.

We now can actually work anywhere at any time as long as we have Wi-Fi connection. Pak Arsjad, for the past one and a half year, several industries have been struggling, businesses were closed or survived with decreased income. On the other hand, several industries are growing fast. Earlier, we heard from the CEO of FinAccel that fintech has grown significantly during the pandemic. So, Mr. Arsjad, what do you think about the current trend of online lending? What factors should be carefully observed and what are the biggest challenges with this fintech industry, please.

A: Thank you, Mbak Desi. Pertama-tama bahwa kalau kita bicara fintech ini adalah sesuatu yang memang menjadi, saya katakan menjadi realitas baru kita, karena apalagi dengan adanya pandemi ini kita ini punya norma baru, realitas baru, dunia baru. Nah, KADIN Indonesia sendiri sebagai rumah daripada dari pengusaha tingkat mikro kecil menengah sampai besar, menyambut sekali sebenarnya dengan adanya perkembangan daripada yang dinamakan sebagai fintech. Dimana pada KADIN saat ini Mbak Desi ya, bahwa kita membuat dua badan sebenarnya kalau bicara mengenai apa digital. Pertama adalah Badan Pengembangan Keuangan Digital satu lagi adalah Badan Pengembangan Ekosistem Digital. Dua badan, yang membedakannya adalah 1 digital berbicara fintech dan satunya berbicara non fintech, karena kalau kita melihat dari konteks regulasinya, yang fintech itu akan more regulated daripada so called non financial technology.

A: Thank you, Mbak Desi. First of all, if we talk about fintech, this is something that has become, I say, our new reality, because especially with this pandemic, we have a new norm, a new reality, a new world. KADIN Indonesia itself as a home from the micro, small, medium to large level, we really welcome the development of fintech. At KADIN, we have two bodies that are focused on digital development; a digital financial development agency and digital ecosystem development agency. The earlier one is for fintech-related while the latter one is focused on non-fintech. From a regulatory perspective, fintech is a more regulated sector than non-financial technology.

Nah jadi kenapa sampai KADIN juga membuat dua badan ini, karena memang this is the reality of today, dan memang ini adalah future, apalagi kalau kita bicara, KADIN Indonesia ini fokus terhadap pengembangan UMKM. Jadi kalau kita bicara UMKM, sekarang ini memang the easiest way adalah menggunakan teknologi. Namun tantangan yang ada sekarang ini dan juga kenapa menjadi perhatian untuk kita adalah pertama di Indonesia ini masih banyak yang namanya bisnis informal, ataupun informal entrepreneurs, ataupun banyak dari masyarakat di bangsa ini yang underbanked atau katakanlah, more than that, is actually unbanked. Nah unbanked ini kenapa, karena akses terhadap banking facilities. Bagaimana kita bisa mengembangkan UMKM tanpa kita ataupun bagaimana bicara menyeluruh mengembangkan ekonomi Indonesia khususnya UMKM, tanpa kita menggunakan fintech ini. Jadi dari konteks KADIN sendiri kalau melihat beberapa studi yang ada, dari World Bank, bicara angkanya berbeda—beda. Namun kurang lebih antara 50—70% itu masih dikatakan sebagai populasi Indonesia masih unbanked ataupun underbanked. Jadi memang ini adalah bagaimana, we wanna make sure, kalau kita bicara mengenai ekonomi kerakyatan, kalau kita bicara kesejahteraan dari ekonomi, kita make sure semua masyarakat di Indonesia itu semuanya akhirnya banked, yaitu bukan unbanked lagi dan becoming workability. Dari sisi tantangan ini, saya merasa teknologi akan menjawab itu. Jadi memang akhirnya kita harus mengikuti proses ini dan ini akan menjadi suatu hal yang sangat penting daripada pengembangan ekonomi Indonesia.

So why did KADIN also create these two bodies, because this is a reality today, and indeed this is the future, especially when we talk about Indonesia focusing on developing MSMEs. So when we talk about MSMEs, right now the easiest way is to use technology. However, the current challenge and why it is a concern to us is that in Indonesia, there are still many informal businesses, or informal entrepreneurs, or many people in this nation are underbanked or unbanked. So why is this unbanked, because of access to banking facilities. How can we develop MSMEs without us or how to thoroughly talk about developing the Indonesian economy, especially MSMEs, without us using this fintech. So from the context of KADIN itself, if you look at several existing studies, from the World Bank, the numbers are different. However, between 50-70% it is still said that Indonesia’s population is still unbanked or underbanked. So indeed this is how, I’m gonna make sure, if we talk about the people’s economy, if we talk about welfare from the economy, we need to make sure that all people in Indonesia are banked, that is, they are no longer unbanked and becoming workable. From me I feel technology will answer that. So in the end, we have to follow this process and this will be a very important thing for Indonesia’s economic development.

D: Pak Arsjad, kalau dari sisi regulasinya sendiri apalagi ini kan semua berbasis teknologi bahkan kalau kita berbicara know your customer dan lain sebagainya, ada aspek yang dimana kita harus lebih hati—hati supaya tidak terjadi fraud, supaya sistemnya aman dan lain sebagainya. Kira—kira regulasi yang kita miliki saat ini yang mendukung fintech dan dibawah pengawasan OJK, apakah cukup? karena ini akan menjadi suatu bisnis yang berkembang luar biasa pesatnya.

D: Mr. Arsjad, in terms of the regulations themselves, especially since all of this is technology-based, even if we talk about know your customer, there are aspects where we have to be more careful so that there is no fraud and the system is secure. Do you think the regulations currently we have, that support fintech, and are under the supervision of the OJK, are sufficient? Considering this will be a business that is growing very rapidly.

A: Betul, tetapi jika sebelum kita menuju pada regulasi digital. Kita harus mundur satu langkah. Kalau kita bicara, masih banyak UMKM itu yang masih informal. Kita harus mulai dari informal menjadi formal, supaya masalah data tadi. Jadi contohnya, dengan undang-undang Cipta kerja, dan adanya OSS yang baru juga diluncurkan oleh pemerintah melewati BKPM ini sangat membantu, karena kita bicara disini adalah bagaimana membuat informal menjadi formal, supaya lebih mudah membuat institusi atau entitas, seperti CV-nya itu sekarang mudah sekali. Nah dengan demikian pendataan mulai masuk, dari informal menjadi formal. Mulai dari situ dulu. UU Cipta kerja ini akan sangat membantu, terutama dengan OSS nya, jadi semua perizinan akan mudah hanya beberapa menit udah bisa demikian. Karena selama ini pendataan awal itu sulit karena masih sektor informal kebanyakan, jadi UU Cipta Kerja ini akan membantu.

Yang kedua baru masuk kepada regulasi. Kita tidak bisa hanya berbicara dalam konteks regulasi OJK atau Bank Indonesia, tapi juga kita melihat akses misalnya Dukcapil, karena banyak data akses ada pada Kementerian Dalam Negeri. Nah karena teknologi sangatlah pesat, biasanya regulasi malah terlambat, itu fakta dan bukan hanya di Indonesia tapi di seluruh dunia. Makanya kita sebagai KADIN membuat badan untuk pengembangan keuangan dan ekosistem Indonesia, guna mengantisipasi conversion of technology. Jadi memang berkejaran antara bisnis dan regulasi. Dengan demikian, adanya badan ini kami berharap teman—teman membuka ekosistem dari digital dan fintech untuk bersama membuat masukan untuk pemerintah dan DPR mengenai regulasi dan undang—undang yang dibutuhkan. Dan kita juga harus melihat bagaimana undang—undang diluar dan bagaimana kita mengaplikasikannya di Indonesia.

A: Yes, before we talk about regulation, let’s take a step back. You know, there are still many MSMEs that operate informally. So, first and foremost, we have to start from bringing these informal businesses to operate their business formally to answer the challenges in having data needed to build their credit score. For example, with The Job Creation Act (Undang-undang Cipta Kerja) and the new OSS (Online Single Submission) launched by the government through the BKPM (Badan Koordinasi Penanaman Modal), this is very helpful, as they allow businessmen to form a formal entity for their business in so much easier way. Permits are ready in a few minutes only. More informal businesses can be formal ones. As a result, we have better data collection. So, yes, The Job Creation Act is really helpful.

After these challenges are sorted out, now we discuss the regulation part. We can’t only talk in the context of OJK or Bank Indonesia regulations, but also look at other aspects, for example Dukcapil (Civil Registry Service Office) because a lot of access data is related to the Ministry of Home Affairs. Now, technology advancement is going faster than ever, so it is not easy for the regulation to keep up with the new developments, not only in Indonesia but everywhere in the world. That’s why we as KADIN created the above-mentioned agencies for the development of the Indonesian digital and fintech ecosystem, in order to anticipate the conversion of technology. Thus, with these agencies, we hope that our friends will open up the ecosystem of digital and fintech to jointly provide input for the government and the DPR regarding the required regulations and laws. And we also have to see how the laws from other countries and how we apply them in Indonesia.

D: Inti masalah keamanan dan hal-hal yang berkaitan dengan security tentu sangat penting ya Pak Arsjad. Bagaimana kita memastikan supaya perusahaan perusahaan fintech ini semua kredibel, agar tidak terjadi penipuan dan lain sebagainya? Bagaimana supaya bisa ekosistemnya berkembang dengan sehat, tapi pada waktu yang sama konsumennya juga tetap terlindungi, dan juga teredukasi terkait memilih mana produk produk yang tepat dan bisa dipertanggungjawabkan?

D: The security issues and matters relating to security are of course very important, Mr. Arsjad. How do we ensure that these fintech companies are all credible, so that there are no frauds and so on? How can the ecosystem develop in a healthy manner, but at the same time the consumers are also protected, and also educated regarding choosing the right products and can be accounted for?

A: Betul sekali Mba Desi, kita harus menjaga keduanya. The supplier and demand side, keduanya. Dengan begitu, saya membawa teman—teman fintech ini harus regulated, harus masuk ke OJK. Fintech itu harus highly regulated karena masalah data tadi dan juga akses terhadap data—yang sedang kita lakukan Undang—undang tentang privacy karena tidak bisa data—data pribadi diperjualbelikan, karena ada hak individu terhadap hal tersebut. Nah, ini pun undang-undangnya nantinya akan keluar. Disini memang banyak PR kita, terutama bagaimana memastikan keduanya, konsumen dan perusahaan fintech, memiliki hak dan tanggung jawab yang tepat.

A: That’s right Desi, we have to take care of both the supplier and demand side. That way, I bring and encourage my fintech friends, they must be regulated, they must go to the OJK. Fintech must be highly regulated because of the data problem and also access to data—which we are currently doing—the law on privacy because personal data cannot be traded, because there are individual rights to it. Well, this law will come out later. There is indeed a lot of homework here, especially how to ensure that both consumers and fintech companies’ rights and responsibilities are acknowledged.

D: OK, thank you very much Mr. Arsjad for the insights. Insight with Desi Anwar will be back soon.

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Segment 4

D: Kembali bersama INSIGHT with Desi Anwar. Saya ditemani lewat Zoom oleh Akshay Garg, CEO dan Co-founder of FinAccel. Kita berbicara mengenai online credit dan juga peer to peer lending dan semua hal yang berkaitan dengan fintech dan transaksi digital

D : Back with INSIGHT with Desi Anwar. Joining me through Zoom, Akshay Garg, CEO & Co-founder of FinAccel. We talk about online credit and peer to peer lending and all things related to fintech and digital transactions. Akshay, how since 2016, obviously, you mentioned growth has been quite well, exponential partly driven by the pandemic COVID-19 and also our increasing reliance and all things digital, but on the whole, how’s the competition been? how crowded is the market and how do you stay ahead of the competition? What would you say the main driver of your growth is?

G: Oh, it is... it is a fairly competitive market. I mean, I think again, it just comes back to that point that there is a big demand or a big need for credit, among the Gen Y and the gen Z for ecommerce purchases as well as personal loans. So there’s a number of players in the market in the buy now pay later space. We are one of the largest ones. As I mentioned earlier, I mean our view is that we have at least a 50% market share if not more. We’re also the leaders in the buy now pay later payments space, which is to say that customers use us on other ecommerce merchants. The other major players tend to be in house where you would sign up for a buy now pay later solution of an e-commerce version and just use it on that particular merchant itself.

Now, in terms of competition, how we actually view it, Desi, meanwhile, it’s a very competitive market, I think our core focus tends to be the customer rather than the competition, we tend to be a very product and customer centric company, with the view that we should always be striving to provide our customers with the best possible user experience in the best possible product, which really ends up being a composite of how customers transact, the interest rates they pay, and then in general, the the smoothness if you will, of the of the repayments as well, right, when customers pay us back.

So what makes our product unique, coming to your question about how do we stay ahead? And what makes us win? I think it really comes down to a few factors, right? It’s really a combination of an open-loop business model, where customers can use Kredivo to transact on four out of the top five, eight out of the top 10 ecommerce merchants, more than 300 ecommerce merchants overall, and that number is going up a lot, as we expand our distribution both online and offline. We’re one of the very few players in the market to offer installments of up to 12 months, it’s very rare in the market. Most BNPL providers stay within 30 days or three months, occasionally six months to my knowledge, I don’t think anyone else provides for more months.

Finally, I think we also take a lot of sort of, we have a lot of focus, I would say on providing customers with the lowest interest rates, right? So again, coming back to that point that I mentioned earlier, we charge customers 0% for 30 days, similar to a credit card, and then a relatively low interest rate of 2.6% a month when they do installments, it’s really a combination of these factors, the fact that it’s a credit line that you can use it multiple places. It’s easy to use, and it’s low cost that really drives our competitive advantage in the market. So far, it’s worked out quite well. In our view is that as long as we keep on serving the customer, well, the rest will take care of itself.

D: We are talking about the growth of fintech, especially in the midst of COVID-19. Akshay, nice to have you back again. So, Akshay when the moment comes for your company, ready to go public to do an IPO? Tell me a little bit of what kind of, what sort of route would you take? I mean, would you be using, you know, some kind of special purpose vehicle in order to bring your company public?

G: Yeah know, we’ve looked at this question very closely, Desi. The board has evaluated multiple pathways to going public. We’ve actually decided to go down a SPAC route, I think you might have come across this term, it’s certainly pretty... pretty hot in the world these days, right? There are certainly some pros and cons to that approach. But we’ve decided to go down that path as a way to going public. So we just announced an agreement to merge with a SPAC formed by Victory Park Capital, which is a firm that we know very well, which has been one of our largest partners in the funding side of our business for some time now. And we’re just tremendously excited to go down this path with them. We could have done a traditional IPO in the conventional sense. But this SPAC offers multiple advantages to us, we get a chance to go list on the NASDAQ, which is alongside or along with NYSE, you know, together the deepest, most sophisticated capital market anywhere in the world, we get to do it in a way which is slightly faster than a traditional IPO. But most importantly, right? I think what this SPAC really does, which is really why our board finally decided to go down this path, is that it gives us both pricing as well as deal certainty.

So SPAC is a little bit of a public-private hybrid, while you are going public. In the early days, though, you need to have a very, very strong sponsor, who actually writes one of the largest checks into what is called a PIPE, and then you need to actually have a whole set of private investors come in, to validate the valuation of the terms set by the sponsor. So in some ways, it keeps, you know, the entire process truthful and honest. And at the end point, what really actually happens is that a large amount of capital put together by the private investors and the PIPE comes together with capital put in by the retail market, in what is known as a public trust, and, and comes together to the company and point. So it is obviously a complex process, but one that multiple high growth companies in the world are actually starting to use, including, I think one from our region, I think Grab is very well known to go down that route as well. So that’s the path that we’ve actually taken and we’re just very, very excited about it.

D: OK and any particular target on when you’ll be going down this route when you’ll be ready to go the SPAC way?

G: Yeah, well, I really wish it was tomorrow. But the reality is there’s a tremendous amount of work going on, on that front. So realistically, I think we’re really looking to list sometime in Q1 next year. Oh, boy, I mean, it’s a lot of work going public. But we wish we could accelerate it. But… but it seems like Q1 will be the date.

D: So when it comes to, I know that you have to raise funds, and you have to get investors interested, and competition is quite tough, especially, you know, when other people are doing the same thing. Just tell me a little bit, what is it that investors look for when it comes to putting their money on a startup? And what kind of numbers are they looking for? Is it you know, the, the teamwork or the quality of those running the companies? Or is it the how big the market is? And you know, what makes a company valuable?

G: Well, I think it’s, it’s a combination of a few things, some of which you just mentioned, I think one is your team, I think size of market are very important. And I think you mentioned those two. I think the quality of the product, the quality, the business model, and the ability to scale, end up being hugely important. So it really is, I mean, building a company is no different from building an ecosystem because it takes a number of different things to work together in a beautiful harmony in order to make it work, which is why building startups is in general, incredibly hard, and successes are few and far between. But high quality investors look for some of those things that we just, you know, spoke about a minute or so ago.

D: Okay, Akshay, we will take another break but we still have one more segment to go so do stay with us, don’t go away. INSIGHT with Desi Anwar will be right back

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Segment 5

D: Kembali bersama Insight with Desi Anwar dan kita kembali ditemani oleh CEO dan Co-Founder dari FinAccel yaitu Akshay Garg dan kita berbicara mengenai tumbuhnya Fintech khususnya pada saat Covid—19 ini,

D: Back with Insight with Desi Anwar and we are again accompanied by the CEO and Co-Founder of FinAccel, Akshay Garg and we talk about the growth of Fintech, especially during the Covid-19 pandemic. Akshay, nice to have you back again.. How do you mitigate that? How do you make sure that the platform, the environment, the ecosystem that you’re working in, that the consumers working is absolutely, you know, safe, it’s your firewalls against all these possibilities of frauds and so on?

G: Great question, Desi. First of all, it’s not easy, it takes a lot of work to get to that point. The only way to get there is by attacking the problem through multiple different angles. The regulator’s jobs are to put the right guardrails around the industry, to say what we can do, what we can’t do. But even inside the boundaries of what we can do, any operator like us needs to do a lot of work, whether it’s across safeguarding our platforms against external hacks, or safeguarding our systems against customers trying to fraud us by using fake IDs or fake documents. Or even I would say at some ups level, right, the responsibility that we have our own, to make sure that we are not letting customers overburden themselves with debt. Right?

So so the question that you’ve actually raised is a very deep question really goes to the heart of any financial institution, whether it’s traditional or digital, we tend to approach this through a very technology and data centric way, by using a very large amount of artificial intelligence and machine learning driven technologies, that that sits on a tremendous amount of first party and third party data. And that’s really how in summary, we try to mitigate fraud, and make sure that our systems also stay, you know, strong from an external perspective, stable, right? So it really is a combination of technologies and data that we use internally. That... that really helped us get to the root of this problem.

D: OK, quick question. Final question. How is it? How easy this, to do business in Indonesia? What would you like to see improved, especially when it comes to regulating and just dealing with fintech or financial technology?

G: Well, I mean, our experience in Indonesia has been phenomenally positive. We started out as an Indonesia-first business. In fact, Kredivo launched out of Indonesia, even though, on paper technically it’s headquartered out of Singapore. Indonesia is our home country. The majority for the management team, the majority for our staff, of course, is all Indonesian. We actually believe that Indonesia is... is the clear leader when it comes to, its openness towards financial technologies, the regulator’s willingness to... to incorporate financial technologies into the existing frameworks, right? Indonesia has taken the clear lead in the region. And we’re very grateful for that, as far as working in Indonesia is concerned, look, I mean, working in every market anywhere in the world comes with its own unique sets of challenges, right? Indonesia has its own, but... but it’s nothing that... that you know, puts any major obstacles in our path. It’s a large country with a lot of competition. It has a very forward thinking regulator. It has customers who are very early to adopt the technology and very experimental and that’s what makes this one of the most fascinating markets for technology-based startups anywhere in the world. And we’re just very grateful for that opportunity and very keen to serve 10s of millions of customers over the next few years with... with products that are fast, affordable and accessible.

D: OK, Akshay. Thank you very much. And it’s good to end on an optimistic note about Indonesia, and let’s hope we can all ride out this COVID-19 and we can continue to grow and especially economically, and for company like Kredivo and financial technology such as yours, can actually help us weather and ride these economic challenges. Once again, Akshay, thank you very much for your insight.

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(Closing statement)

D: Yeah, demikian INSIGHT kali ini. Jangan lupa Anda juga dapat menyaksikan tayangan ini di CNNIndonesia.com dan YouTube CNN Indonesia, Insight with Desi Anwar. Sampai jumpa, stay safe.

Yeah, that’s wrapping up our INSIGHT today. Don’t forget you can also watch this on CNNIndonesia.com and YouTube of CNN Indonesia, Insight with Desi Anwar. See you soon, stay safe.

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Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, VIH’s Quarterly Report on Form 10-Q and other documents filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

Kredivo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to VIH’s shareholders in connection with VIH’s solicitation for proxies for the vote by VIH’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FinAccel’s shareholders in connection with the completion of the proposed business combination. VIH and Kredivo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH will send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about VIH, Kredivo, FinAccel and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.